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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-3522

          (Check one)

          [ ]  Form 10-K             [ ]  Form 11-K             [ ] Form 20-F

          [X]  Form 10-Q             [ ]  Form N-SAR

               For period ended:  June 30, 2003

          [ ]  Transition Report on Form 10-K

          [ ]  Transition Report on Form 20-F

          [ ]  Transition Report on Form 11-K

          [ ]  Transition Report on Form 10-Q

          [ ]  Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant: Pennsylvania Electric Company
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         Former name if applicable:
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         Address of principal executive office (Street and number):

         76 South Main Street
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         City, state and zip code:  Akron, Ohio 44308
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                                    PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Pennsylvania Electric Company's Form 10-Q is part of a combined filing with its parent company, FirstEnergy Corp. The Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 could not be filed within the prescribed time period due to FirstEnergy's restatement of earnings for the year ended December 31, 2002 and the first quarter of 2003, to reflect a change in the method of amortizing costs being recovered under the Ohio transition plan and recognition of above-market values of certain leased generation facilities.

         The restatements related to FirstEnergy and its Ohio subsidiaries do not affect the financial statements of Pennsylvania Electric Company, only the timing of the filing of its Form 10-Q for the quarter ended June 30, 2003.


                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                       Harvey L. Wagner                  330-384-5296
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                           (Name)                (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  [X] Yes [ ] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


           Net income in the second quarter of 2003 increased to $8.3 million from $6.9 million in the second quarter of 2002. Reduced purchased power costs in the second quarter of 2003 were partially offset by lower operating revenues and higher other operating costs as compared to the second quarter of 2002. During the first six months of 2003, net income decreased to $13.6 million compared to $25.7 million in the first six months of 2002. Net income in the first half of 2003 included an after-tax credit of $1.1 million from the cumulative effect of an accounting change due to the adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." Income before the cumulative effect was $12.5 million in the first half of 2003 compared with $25.7 million for the corresponding period of 2002. In the first six months of 2003, higher operating expenses, primarily due to purchased power costs, were partially offset by higher operating revenues.





                          PENNSYLVANIA ELECTRIC COMPANY
                                   Registrant

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003                  By  /s/ Harvey L. Wagner
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                                           Harvey L. Wagner
                                           Vice President and Controller